EXHIBIT 23.4

INDEPENDENT AUDITORS’ CONSENT

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-123162 on Form F-4 of the full text of the Translation into English from the original in Spanish of our report prepared according to the Spanish Laws and Regulations and dated February 24, 2005, (which report includes one uncertainty relating to the outcome of a lawsuit that qualifies the opinion and two explanatory paragraphs that do not qualify the opinion relating to the effect of consolidation and the effect of the merger with Telefónica, S.A. on the financial statements and the recorded deferred tax assets and tax credit losses) on the merger balance sheet of Terra Networks, S.A. as of December 31, 2004, included in this Registration Statement.

/s/ Deloitte, S.L.
DELOITTE, S.L.
Madrid
April 12, 2005